Exhibit 12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

Year ended December 31,	2011		2010		2009
Earnings:
Net earnings before income taxes	$197.3		$195.2		$237.1
Less: capitalized interest	(0.8)		(1.3)		(1.3)
Plus: fixed charges	25.0		26.9		29.2
	$221.5		$220.8		$265.0

Fixed Charges:
Interest charges	$21.0		$22.7		$25.8
Capitalized interest	0.8		1.3		1.3
Plus interest factor in operating rent expense	3.2		2.9		2.1
	$25.0		$26.9		$29.2

Ratio of earnings to fixed charges	8.86	x	8.21	x	9.08	x